SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS
4Q17 and 2017

FOR IMMEDIATE RELEASE - São Paulo, February 22, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the upper-middle and high-income segments, announced today operational results for the fourth quarter and year of 2017. The operating results are preliminary and subject to review by the auditors.

The fourth quarter encapsulates Gafisa’s strategy for 2017: focus on inventory sales, with few and judicious launches in the São Paulo residential segment. The only launch in this is quarter was Moov Estação Brás (São Paulo/SP), a project with total PSV of R$90.1 million, that had only one of its two towers available for sale in the 4Q17, with a PSV of R$46.9 million. The decrease of launches impacted the gross sales of the quarter, which were down 50.5% and 52.2% over the 3Q17 and 4Q16, respectively. The dissolutions decreased 4.6% over the 4Q16 but still increased 13.1% over the 3Q17, representing potential uncertainties for the sector. As consequence of these factors, net sales reached R$121.9 million, representing reductions of 65%.7 and 65.8% over 3Q17 and 4Q16, respectively, with quarterly PSV of 7.4%.

Tabela 1. Launches & Sales (R$ Thousand and %)
	4Q17	3Q17	Q/Q (%)	4T16	Y/Y (%)	2017	2016	Y/Y (%)
Launches	90,113	463,841	-80.6%	299,417	-69.9%	553,954	920,846	-39.8%
Gross Sales	216,988	438,429	-50.5%	455,739	-52.4%	1,131,823	1,319,292	-14.2%
Dissolutions	(95,407)	(84,390)	13.1%	(99,968)	-4.6%	(411,658)	(508,827)	-19.1%
Net Pre-Sales	121,851	354,039	-65.7%	355,771	-65.8%	720,164	810,464	-11.1%
Speed of Sales (SoS)	7.4%	18.3%	-10.9 pp	16.8%	-9.4 pp	32.1%	31.5%	0.6 pp
Delivered PSV	41,171	75,227	-45.3%	292,736	-85.9%	861,325	1,745,563	-50.7%

Table 2, Inventory at Market Value 3Q17 x 2Q17 (R$ thousand)
	3Q17	Launches	Dissolutions	Gross Sales	Adjustments	4Q17	Q/Q (%)
Inventory	1,581,402	90,113	95,407	(216,988)	(18,346)	1,531,588	-3.1%

 This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa, These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan, Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice,

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer